Item 2
ICICI Limited

Unaudited Consolidated Financial Statements

Prepared in accordance with US GAAP
Periods ended September 30, 2000 and September 30, 2001

ICICI Limited

Unaudited Consolidated Financial Statements

Periods ended September 30, 2000 and September 30, 2001


Contents                                                              Page


Unaudited consolidated balance sheets                                   1

Unaudited consolidated statements of income                             2

Notes to consolidated financial statements                              4

ICICI Limited

USGAAP Consolidated balance sheets

                                                                                              (Rs in million)
--------------------------------------------------------------------------------------------------------------
As at                                                        September 30,      September 30,     March 31,
                                                                  2000              2001             2001
----------------------------------------------------------- ----------------- ------------------ -------------
                                                               Unaudited          Unaudited        Audited
----------------------------------------------------------- ----------------- ------------------ -------------

Assets
Cash and cash equivalents..............................          23,775             15,300          30,987
Trading account assets.................................          21,152             22,150          18,878
Securities
- Available for sale...................................           7,162             18,959           7,646
- Held to maturity.....................................           1,076                  -           1,506
- Non-readily marketable equity securities.............           6,596              8,065           6,394
- Venture capital investments..........................             747              4,333           4,569
Investment in affiliate................................           7,648              8,293           7,899
Loans, net of allowance for loan losses, security               555,962            617,926         602,023
deposits and unearned income...........................
Customers' liability on acceptances....................           5,809              2,765           2,715
Property and equipment, net............................          11,670             12,191          12,039
Assets held for sale...................................               -              1,377             841
Intangible assets, net.................................             467              1,559           1,827
Deferred tax assets....................................               -              4,692           4,587
Interest and fees receivable...........................          16,088             12,156          13,878
Other assets...........................................          27,171             26,117          24,656
                                                            ----------------- ----------------   -------------
Total assets...........................................         685,323            755,883         740,445
                                                            ================= ================   =============

Liabilities
Deposits
   Interest-bearing deposits...........................           1,717              7,136           6,072
   Non- interest- bearing deposits.....................               -                  -               -
Trading account liabilities............................          14,945             18,534          12,483
Short-term borrowings..................................          82,314             73,416          87,512
Bank acceptances outstanding...........................           5,809              2,765           2,715
Long -term debt........................................         462,338            522,507         505,025
Other liabilities......................................          30,992             40,352          36,908
Deferred credit, net...................................           1,513                  -           1,310
Taxes and dividends payable............................           8,226             11,808          10,498
Deferred tax liabilities...............................           3,085                828             806
Redeemable preferred stock.............................             667                735             698
                                                            ----------------- ------------------ -------------
Total liabilities......................................         611,606            678,081         664,027
                                                            ----------------- ------------------ -------------
Minority interest......................................              35                890             496

Stockholders' equity
Common stock at Rs. 10 par value: 1,600,000,000 shares
authorized as of September 30, 2000 and 2001; Issued and
outstanding 785,311,548 and 785,345,448 shares as of
September 30, 2000 and 2001, respectively..............           7,845              7,848           7,848
Additional paid-in capital.............................          37,484             38,110          38,110
Retained earnings......................................          31,976             34,447          34,196
Deferred stock compensation............................             (52)               (17)            (33)
Accumulated other comprehensive income.................          (3,571)            (3,476)         (4,199)
                                                            ----------------- ------------------ -------------
Total stockholders' equity.............................          73,682             76,912          75,922
                                                            ----------------- ------------------ -------------
Total liabilities and stockholders' equity.............         685,323            755,883         740,445
----------------------------------------------------------- ================= ================== =============


See accompanying notes to the consolidated financial statements

ICICI Limited

USGAAP Consolidated statements of income

                                                                                                         (Rs. In million)
--------------------------------------------------------------------------------------------------------------------------
For the period                                               September 30, 2000       September 30, 2001      March 31,
                                                                                                                 2001
                                                           ------------------------ ------------------------ -------------
                                                           Quarter     Half year    Quarter     Half year     Year ended
                                                             ended       ended        ended       ended
                                                           ------------------------ ------------------------ -------------
                                                                  Unaudited                Unaudited           Audited
                                                           ------------------------ ------------------------ -------------

Interest income
Interest and fees on loans..............................    19,135      37,690       20,898        40,847        76,595
Interest and dividends on securities....................        46         316          561           695           560
Interest and dividends on trading account assets........     1,080       1,912          432         1,165         2,836
Interest on balances and deposits with banks............       220         252           76           222           910
Other interest income...................................        19          94           28            61           585
                                                           ---------- ------------- ---------- ------------- -------------
Total interest income...................................    20,500      40,264       21,995        42,990        81,486
                                                           ---------- ------------- ---------- ------------- -------------

Interest expense
Interest on deposits....................................        85         173          204           391           490
Interest on long-term debt..............................    14,014      27,418       15,345        30,703        57,242
Interest on short-term borrowings.......................     2,422       4,478        2,665         4,843         8,780
Interest on trading account liabilities.................       467         829          266           576         1,445
Other interest expense..................................         1           2            1            12             4
                                                           ---------- ------------- ---------- ------------- -------------
Total interest expense..................................    16,989      32,900       18,481        36,525        67,961
                                                           ---------- ------------- ---------- ------------- -------------
Net interest income.....................................     3,511       7,364        3,514         6,465        13,525
                                                           ---------- ------------- ---------- ------------- -------------
Provision for loan losses...............................       773       2,066        2,367         3,294         9,892
                                                           ---------- ------------- ---------- ------------- -------------
Net interest income after provision for loan
losses..................................................     2,738       5,298        1,147         3,171         3,633
                                                           ---------- ------------- ---------- ------------- -------------

Non-interest income
Fees, commission and brokerage..........................     1,637       2,875        1,856         3,645         5,317
Trading account revenue.................................      (415)       (292)         139         1,136           847
Securities transactions.................................      (487)       (895)        (768)       (1,418)       (1,709)
Gain on sale of stock of subsidiaries/affiliates........        -           -            -             57         2,507
Foreign exchange income/(loss)..........................      (100)         22          293           153          (657)
Software development and services.......................       235         235          340           771           701
Gain/(loss) on sale of property and equipment...........        -           -            -             16           (31)
Rent....................................................        57         115           70           146           413
Other non-interest income...............................       105         245          394           520           646
                                                           ---------- ------------- ---------- ------------- -------------
Total non-interest income...............................     1,032       2,305        2,324         5,026         8,034
                                                           ---------- ------------- ---------- ------------- -------------

Non-interest expense
Salaries and employee benefits..........................       284         762          654         1,439         1,940
General and administrative expenses.....................       976       1,814        1,058         1,963         3,609
Amortization of intangible assets.......................        61         108           -             -            259
                                                           ---------- ------------- ---------- ------------- -------------
Total non-interest expense..............................     1,321       2,684        1,712         3,402         5,808
                                                           ---------- ------------- ---------- ------------- -------------
Equity in earning/(loss) of affiliates..................       131         409          277           552           856
Minority interest.......................................        -           -             6            33            34
                                                           ---------- ------------- ---------- ------------- -------------
Income before income taxes..............................     2,580       5,328        2,042         5,380         6,749
                                                           ---------- ------------- ---------- ------------- -------------
Income tax expense......................................       390         827          430         1,261           119
                                                           ---------- ------------- ---------- ------------- -------------
Income before extraordinary items and cumulative effect
of accounting change....................................     2,190       4,501        1,612         4,119         6,630
                                                           ---------- ------------- ---------- ------------- -------------
Extraordinary gain, net of tax..........................        -           -                                        -
Cumulative effect accounting principle, net of tax......        -           -          (373)          892            -
                                                           ---------- ------------- ---------- ------------- -------------
Net income..............................................     2,190       4,501        1,239         5,011         6,630
---------------------------------------------------------- ---------- ------------- ---------- ------------- -------------

ICICI Limited

USGAAP Consolidated statements of income

Earnings per share (Rs.)
                                               ---------------------------------------------------------------------------
                                                   September 30, 2000              September 30, 2001    March 31, 2001
                                               --------------------------- --------------------------- -------------------
                                                 Quarter      Half year      Quarter      Half year        Year ended
                                                  ended         ended         ended         ended
                                               ------------- ------------- ------------ -------------- -------------------

Reported Net Income.....................          2,190         4,501        1,239          5,011               6,630
Add: Goodwill amortization..............             61           108            -              -                 259
                                               ------------- ------------- ------------ -------------- -------------------
Adjusted net income.....................          2,251         4,609        1,239          5,011               6,889
                                               ------------- ------------- ------------ -------------- -------------------

Earnings per equity share (Rs.)

Basic
Reported net income.....................           2.79          5.73         1.58           6.38                8.44
Goodwill amortization...................           0.08          0.14            -              -                0.33
Adjusted net income.....................           2.87          5.87         1.58           6.38                8.77

Diluted
Reported net income.....................           2.78          5.72         1.58           6.38                8.44
Goodwill amortization...................           0.08          0.14            -              -                0.33
Adjusted net income.....................           2.86          5.86         1.58           6.38                8.77

Weighted average number of equity shares
used in computing earnings per equity share
(millions)
Basic....................................           785           785          785            785                 785
Diluted..................................           788           787          785            785                 785


See accompanying notes to the consolidated financial statements.

ICICI Limited
Notes to consolidated financial statements for the periods ended September 30, 2000 and September 30, 2001


Basis of preparation

The accounting and reporting policies of ICICI used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US
GAAP).

The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported income and expense for the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.


Impact of recently issued accounting standards

Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for ICICI from April 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. A number of the derivatives entered into by the Company do not qualify as hedges under SFAS 133 and accordingly have been recorded at fair value with the changes accounted for in earnings. The initial transition adjustments required to adopt SFAS 133 resulted in no income statement impact but resulted in the adjustment in the carrying values of assets and liabilities to the extent of Rs. 706 million.

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement
142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001. The Company has opted to adopt the provisions of Statement 142 effective April 1, 2001.

Statement 141 requires that upon adoption of Statement 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments in the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 in the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. Upon adoption, the Company did not have any reclassification adjustment, amortization period adjustment or impairment loss on intangible assets.

In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company has identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss has to be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

The Company has performed the transitional impairment tests for determination of impairment of goodwill. Consequently, goodwill of Rs. 373 million has been determined as impaired and has been written off as a cumulative effect of a change in accounting principle.

Any unamortized negative goodwill existing at the date Statement 142 is adopted must be written off as a cumulative effect of a change in accounting principle. Upon adoption, the Company has written off unamortized negative goodwill of Rs 1,265 million as a cumulative effect of a change in accounting principle.

Merger of ICICI Limited with ICICI Bank Limited

The board of ICICI Limited at its meeting on October 25, 2001 decided to merge ICICI Limited with ICICI Bank Limited. The merger will be subject to several approvals including those of the Reserve Bank of India, shareholders and the High Courts. The consummation date of the merger will be the later of March 31, 2002 and the date of RBI approval. The board of ICICI Bank Limited also approved the merger.

October 25, 2001

END

                                                                         Item 3


ICICI Limited

Performance Review - Half-year ended September 30, 2001:
26% increase in profit before tax

The Board of Directors of ICICI at its meeting held in Mumbai today, approved the audited accounts of ICICI (NYSE: IC) for the half-year ended September 30, 2001 (H1-2002). The Board also approved the unaudited consolidated accounts under Indian GAAP and considered the unaudited consolidated US GAAP financial statements of ICICI for H1-2002. In order to facilitate comparison with earlier years, the key highlights of the unconsolidated accounts of ICICI under Indian GAAP are given below.

Results - Indian GAAP

The profit before tax increased 26% to Rs. 742 crore in H1-2002 from Rs. 590 crore in the half-year ended September 30, 2000 (H1-2001). Provision for taxation increased to Rs. 134 crore (including Rs. 60 crore on account of deferred tax provision) in H1-2002 from Rs. 49 crore in H1-2001, due to the creation of deferred tax provision as per the accounting standard, which came into effect in the current year. The profit after tax increased 12% to Rs. 608 crore in H1-2002 from Rs. 541 crore in H1-2001.

The profit before tax increased 29% to Rs. 356 crore in the quarter ended September 30, 2001 (Q2-2002) from Rs. 277 crore in the quarter ended September 30, 2000 (Q2-2001). The profit after tax increased 11% to Rs. 282 crore in Q2-2002 from Rs. 254 crore in Q2-2001.

Asset Quality

ICICI's net NPA ratio was 5.2% at September 30, 2001 and net NPAs outstanding were Rs. 3,183 crore. ICICI has been able to restrict the level of NPAs due to its focussed efforts for recovery from existing NPA cases and increased monitoring of stress cases.

Rapid liberalisation and globalisation has changed the operating environment for Indian companies and necessitated restructuring of operations and credit facilities of some intrinsically viable companies. ICICI has focused on proactive restructuring of such viable companies to maximise their economic value, with appropriate contractual mechanisms to mitigate credit risk and safeguard lenders' interests. The Reserve Bank of India's guidelines issued in March 2001 provide a strong impetus to proactive and meaningful restructuring. During H1-2002, ICICI restructured assets aggregating Rs. 2,865 crore.

Capital Adequacy

ICICI's capital adequacy at September 30, 2001 was 14.8% including Tier-1 capital adequacy of 9.5% and Tier-2 capital adequacy of 5.3% (including revaluation reserve as per RBI guidelines).

Unaudited Consolidated Accounts under Indian GAAP

Profit after tax increased by 21% to Rs. 691 crore in H1-2002 from Rs. 572 crore in H1-2001. Profit after tax increased by 16% to Rs. 320 crore in Q2-2002 from Rs. 275 crore in Q2-2001.

Unaudited Consolidated Accounts under US GAAP

Income before tax and cumulative effect of change in accounting principle increased 1% to Rs. 538 crore (US$ 112 million) in H1-2002 from Rs. 533 crore (US$ 111 million) in H1-2001. Net income after cumulative effect of change in accounting principle increased 11% to Rs. 501 crore (US$ 105 million) in H1-2002 from Rs. 450 crore (US$ 94 million) in H1-2001.

           Summary Profit and Loss Statement (Indian GAAP Unconsolidated)

                                                                                 Rs. crore
                                         Q2         Q2         H1         H1       FY 2001
                                        2001       2002       2001       2002
                                        ----       ----       ----       ----    ---------
Fund based income                       2,018      2,164      4,018       4,371      8,211
Less:  Interest and depreciation        1,725      1,840      3,350       3,676      6,912
charges                                 -----      -----      -----       -----      -----
Net fund based income                     293        324        668         695      1,299
Add:  Fees and commissions                169        173        268         339        522
                                        -----      -----      -----       -----      -----
Net income from operations                462        497        936       1,034      1,821
Less:  Operating expenses                  83         82        167         160        337
                                        -----      -----      -----       -----      -----
Profit from operations                    379        415        769         874      1,484
Less: Provisions and write-offs
for loans & debentures                     99         81        214         191        608
                                        -----      -----      -----       -----      -----
Profit before income from
investments and other income              280        334        555         683        876
Add: Dividend income                       10         49         61          95        108
Add: Net capital gain / (loss)            (19)       (31)       (40)        (44)       344
Add: Other income                           6          4         14           8         62
                                        -----      -----      -----       -----      -----
Profit before accelerated
provisioning and tax                      277        356        590         742      1,390
Profit before tax                         277        356        590         742        577
Less:  Provision for tax                   23         74  1      49         134  1      40
                                        -----      -----      -----       -----      -----
Profit after tax                          254        282        541         608        537
Less: Extraordinary items2                  -       (131) 2       -        (131)         -
         Appropriated from                  -        131          -         131          -
         capital reserves
Preference dividend                         1          -         18           -         18
                                        -----      -----      -----       -----      -----
Profit to equity holders                  253        282        523         608        519



              Summary Balance Sheet (Indian GAAP Unconsolidated)

                                                                                Rs. crore
                                            Sep 30,      Sep 30,     Growth %     Mar 31,
                                               2000         2001                     2001
                                            -------      -------     --------   ---------
Net loans and debentures                     52,072       57,440        10.3      56,002
Other Investments                             3,683        5,320        44.4       4,404
Current assets                                7,081        5,723      (19.2)       7,583
Leased assets                                 4,267        3,795        11.1       4,069
Other fixed assets                              984        1,809        83.8       1,042
Miscellaneous expenditure                       332          284      (14.3)         314
                                             ------       ------      ------      ------
Total assets                                 68,419       74,371         8.7      73,414

Shareholders' equity and reserves             8,558        8,777 3       2.6       7,973
Of which: Equity capital                        785          785           -         785
Preference capital                              350          350           -         350
Borrowings                                   54,996       59,669         8.5      59,835
Current & other liabilities                   4,515        5,575        23.5       5,256
                                             ------       ------      ------      ------
Total liabilities                            68,419       74,371         8.7      73,414

Note:

1. Provision for taxation for H1-2002 includes deferred tax provision as per the accounting standard, which came into effect in the current year.

2. On October 16, RBI issued clarifications on the guidelines for the classification and valuation of investments. In compliance with the clarification, ICICI has effected changes in investment classification and the consequent impact on valuation. This has resulted in an additional charge to the Revenue Account relating to the period upto March 31, 2001 amounting to Rs. 131 crore which is disclosed as an extraordinary item. As per the accounting policy followed by ICICI in earlier years, realised profit on sale of investments has been credited to the Revenue Account and transferred from the Revenue Account to the Capital Reserve account before arriving at the disposable profit. In accordance with its accounting policy, ICICI has utilised this component of the Capital Reserve to transfer to the Revenue Account an amount equivalent to the extraordinary charge referred to above.

3. Shareholders' equity and reserves includes revaluation reserve of Rs. 716 crore.

4. The Board of ICICI Limited has approved the merger of ICICI Limited with ICICI Bank Limited. The merger will be subject to various approvals, including those of RBI, shareholders of ICICI and ICICI Bank and the High Courts of Mumbai and Gujarat. The Appointed Date of the merger will be March 31, 2002 or the date of final approval by RBI, whichever is later. The Board of ICICI Bank has also approved the merger.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing and restructured loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6124 or email at das@icici.com
-------------

For investor queries please call Rakesh Jha at 91-22-653 8902 or Sandeep Guhagarkar at 91-22-653 6157 or email at ir@icici.com
                                         ------------

October 25, 2001


END